                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              ARDENT SOFTWARE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    039794102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Harold Nussenfeld, Esq.
                             1339 East MacPhail Road
                             Bel Air, Maryland 21015
                                 (410) 638-0141
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                February 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on the following page)



                                Page 1 of 9 Pages

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
      CUSIP NO. 039794102                                  PAGE 2 OF 9
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         JAMES T. DRESHER REVOCABLE TRUST
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,785,362 SHARES
       NUMBER OF         -------------------------------------------------------
                         8      SHARED VOTING POWER
  SHARES BENEFICIALLY
                                0
     OWNED BY EACH       -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
       REPORTING
                                1,785,362 SHARES
     PERSON WITH         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,362 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
      CUSIP NO. 039794102                                  PAGE 3 OF 9
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         JAMES T. DRESHER JR.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                133,609 SHARES
       NUMBER OF         -------------------------------------------------------
                         8      SHARED VOTING POWER
  SHARES BENEFICIALLY
                                1,785,362 SHARES
     OWNED BY EACH       -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
       REPORTING
                                133,609 SHARES
     PERSON WITH         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,785,362 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,918,971 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.19%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
      CUSIP NO. 039794102                                  PAGE 4 OF 9
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         VIRGINIA DRESHER MEOLI
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                169,048 SHARES
       NUMBER OF         -------------------------------------------------------
                         8      SHARED VOTING POWER
  SHARES BENEFICIALLY
                                1,785,362 SHARES
     OWNED BY EACH       -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
       REPORTING
                                169,048 SHARES
     PERSON WITH         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,785,362 SHARES
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,954,410 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         12.41%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------                  -------------------------------
      CUSIP NO. 039794102                                  PAGE 4 OF 9
-------------------------------                  -------------------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         GLENANGUS HOLDINGS CORP.
         TAX I.D. NO. 521748880
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                1,785,362 SHARES
       NUMBER OF         -------------------------------------------------------
                         8      SHARED VOTING POWER
  SHARES BENEFICIALLY
                                0
     OWNED BY EACH       -------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER
       REPORTING
                                1,785,362 SHARES
     PERSON WITH         -------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,785,362 SHARES
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         11.34%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of common stock, par value $.01 per share ("Common Stock"), of Ardent Software, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 50 Washington Street, Westboro, Massachusetts 01581.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This statement is being filed jointly by The James T. Dresher Revocable Trust (the "Trust"), James T. Dresher, Jr. ("Dresher"), Virginia Dresher Meoli ("Meoli") and Glenangus Holdings Corp., a Maryland Corporation all of the capital stock of which is owned by the Trust ("Glenangus," and together with the Trust, Dresher and Meoli, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

         (b) The business address of each of the Reporting Persons is 1339 East MacPhail Road, Bel Air, Maryland 21015. The names, business addresses and principal businesses of each of the directors and executive officers of Glenangus are set forth on Schedule I hereto and incorporated by reference herein.

         (c) Dresher's principal occupation is business executive and Meoli's principal business occupation is housewife. Glenangus' principal business is as a holding company for various investments.

         (d) During the last five years, none of the Reporting Persons or, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) To the best knowledge of the Reporting Persons, each of Dresher, Meoli and the executive officers and directors of Glenangus is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Amendment No. 1 to Schedule 13D amends and restates the Schedule 13D filed by James T. Dresher, Sr. and Glenangus on February 18, 1998. Mr. Dresher died on February 28, 1999 and certain shares of Common Stock beneficially owned by him may now be deemed to be beneficially owned by the Reporting Persons in different capacities. Mr. Dresher and Glenangus previously had acquired all such shares in the merger of Unidata, Inc. with and into VMark Software, Inc. (the "Merger") on February 10, 1998, following which merger VMark Software, Inc. changed its name to Ardent Software, Inc.

         The shares of Common Stock issued to Mr. Dresher and Glenangus in the Merger are subject to the terms of a Registration Rights Agreement entitling the holders of such shares to, among others, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock received by Mr. Dresher and Glenangus (and certain others) in the Merger. A copy of the Registration Rights Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

         Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and may in the future propose that the Company take one or more of such actions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Glenangus is the direct record holder of 1,785,362 shares of Common Stock, constituting approximately 11.34% of the total number of shares of Common Stock outstanding on March 22, 1999 (based on the number of shares outstanding reported by the Company in its Prospectus dated April 5, 1999). Dresher and Meoli are the direct record holders of 133,609 and 169,048 shares of Common Stock, respectively, representing 0.84% and 1.07% of the outstanding shares, respectively.

         (b) Dresher and Meoli are the co-trustees of the Trust. In their capacities as trustees, Dresher and Meoli may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock beneficially owned by the Trust. As such, Dresher and Meoli each may be deemed to beneficially own the shares of the Common Stock directly or indirectly owned by the Trust.

         (c) There have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days, except as follows:

         Dresher has sold 35,000 shares, at an average price of $16.51 per share, at prices in between $17.78 and $15.48.

         Meoli has sold 40,000 shares at an average price of $16.43 per share, at prices in between $17.77 and $15.47.

         (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

         (e) Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1.   Joint Filing Agreement, dated as of April 23, 1999.

     Exhibit 2. Registration Rights Agreement, dated as of February 10, 1998, by and among VMark and Dresher, individually and as agent for certain stockholders of the Company (incorporated by reference to Exhibit 10.40 from the Company's current report on Form 8-K as filed on February 12, 1998 with the Securities and Exchange Commission).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 23, 1999                     THE JAMES T. DRESHER REVOCABLE TRUST




                                          /s/ James T. Dresher, Jr., Trustee
                                          --------------------------------------


Dated: April 23, 1999                     JAMES T. DRESHER, JR.




                                          /s/ James T. Dresher, Jr.
                                          --------------------------------------


Dated: April 23, 1999                     VIRGINIA DRESHER MEOLI




                                          /s/ Virginia Dresher Meoli
                                          --------------------------------------


Dated: April 23, 1999                     GLENANGUS HOLDINGS CORP.




                                          By: /s/ Harold Nussenfeld
                                          --------------------------------------
                                          Name: Harold Nussenfeld
                                          Title: Vice President

                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                            GLENANGUS HOLDINGS CORP.

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Glenangus Holdings Corp. is set forth below.

                                                                        PRINCIPAL OCCUPATION, IF
                                                                        OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                POSITION WITH                          OFFICER OF GLENANGUS
ADDRESS                          GLENANGUS HOLDINGS CORP.               HOLDINGS CORP.
----------------------------     ----------------------------------     ----------------------------------

James T. Dresher, Jr.            Director, President and                President, GCI Corp.; Manager,
4940 Campbell Blvd.              Treasurer                              Tayside Properties, LLC; Manager,
White Marsh, MD  21236                                                  Glen Marsh LLC

Harold Nussenfeld                Director, Vice President and           Attorney
1339 E. MacPhail Road            Secretary
Bel Air, MD  21015